SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL DAY | São Paulo

December 6, 2012

GOL Linhas Aéreas Inteligentes

Brazilian Aviation Market



GOL Linhas Aéreas Inteligentes

What led the aviation industry to reduce its capacity?

Significant Increase in the Number of Passengers Transported Thanks to Fare Reduction


Pax Transported (in million)
Yield - average nominal tariff (adjusted by inflation)
0.80
0.77
0.77
0.73
0.51
0.70
0.52
0.37
0.33
0.33
30
32
40
44
48
51
58
72
79
60% fall
CAGR of 15% (4x the average GDP growth in the period)
2003
2004
2005
2006
2007
2008
2009
2010
2011
9M12

The emerging middle class helps demand in the Brazilian aviation industry outgrow GDP.

Source: ANAC (Air Fare Yield: indicator that determines the average price paid to fly 1 km) adjusted according to the period inflation (IBGE); Passengers Transported in 2011: estimated data (Infraero)

Domestic Market Fare Indicator Evolution



0.80
0.88
0.83
0.82
0.75
0.54
0.74
0.54
0.39
0.35
55% fall
487
538
565
544
497
364
502
362
296
276
45% fall
Average Airline Tariff (Real)
Yield – Airline Tariff (Real)
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

1. Air transportation fares in 2011 were the lowest in 10 years.
2. In 2011, passengers paid less than half the amount they paid 10 years ago to fly 1 km.

Source: ANAC (Air Fare Yield: Indicator that determines the average price paid to fly 1 km)

Fare Reduction Allows Air Transport to Outperform Bus Transport for Long-Distance Trips

PASSENGERS TRANSPORTED (MM)


62
54
51
67
48
51
58
72
2007
2008
2009
2010

Sources: ANTT – Considering trips longer than 75Km (Folha de São Paulo report); ANAC

Cost Structure Increase
Fuel Price


Fuel Expenses/Total Costs
Average Price Liter
33.2%
39.5%
39.2%
38.3%
40.5%
32.3%
36.4%
39.3%
43.0%
1.45
1.70
1.72
1.61
1.93
.1,40
1.56
1.92
2.22
2.40 – 2.50
58% increase
2004
2005
2006
2007
2008
2009
2010
2011
9M12
Oct-Nov/12

Source: Company

Cost Structure Increase
Fuel Price



Querosene de avião custa 55% mais no Brasil

Combustível subiu 50% desde o fim de 2010, segundo a Associação das Empresas Aéreas, que cobra do governo um corte nos preços

O Estado de S. Paulo – October 11, 2012

It is 55% more expensive to fuel a plane in Brazil than abroad, according to the Brazilian Airline Association (Abear). The steeper price of jet fuel in the country makes fuel costs higher for Brazilian airlines than for foreign ones. ***In Brazil, jet fuel accounts for around 40% of airline expenses, versus an average of 25% in the international market.***

Today, the average per-liter jet fuel price is around R$1.98 in Brazil, including VAT (ICMS), versus R$1.27 in the Mexico Gulf, *according to Abear's flight safety and operations officer.*

Airlines do not agree with the manner in which Petrobras determines the industry fuel price. "The price is calculated as though jet fuel were produced abroad and imported by Petrobras. But 80% of it is produced in Brazil," Jenkins said.

According to him, this calculation also includes international freight, maritime transport insurance, nationalization and port storage costs, in addition to a fee for renovation of the merchant marine fleet. There are no such costs. (...)"

Cost Structure Increase
Airport and Landing Fees

	9M11	9M12	Change(%)
Cost from landing and navigation fees	281,804	423,027	50.1%
Landings	229,734	267,021	16.2%



60% increase
35% increase
2009
2010
2011
9M12
National Average Cost per Landing
Navigation Fares by Hours Flown

Source: Company

Cost Structure Increase
FX Rate



% Costs in USD
Average Exchange Rate
57%
52%
53%
52%
54%
1.84
1.99
1.76
1.67
1.92
2.05
+23.0%
2008
2009
2010
2011
9M12
Oct-Nov/12

Source: Brazilian Central Bank and Company

Aviation Industry Evolution



GOL Linhas Aéreas Inteligentes

Brazilian Civil Aviation Scenario

YEARS	Brazilian GDP	Fuel price	FX rate	Fares + Fees*	Domestic market supply	Industry organization**	Margins
2009/10	0% / 7%	↓	↓	NEUTRAL	↑	NO	+
2011	2.7%	↑	↑	↑	↑	NO	−
2012	1.0%	↑	↑	↑	NEUTRAL	YES	−
2013/14	?	NEUTRAL	NEUTRAL	NEUTRAL	↓	YES	RECOVERY

Stable outlook for the Brazilian aviation industry in 2013, with operating margin recovery.

* new government fees for the industry; **ABEAR

GOL's Strategy



GOL Linhas Aéreas Inteligentes

Leading Position in Major Brazilian Airports


World Cup Host Cities


Restricted Airports
1 Congonhas 117 107 24
2 Guarulhos 105 96 45
3 Santos Dumont 65 52 65
4 Galeão 83 57 31
5 Brasília 93 93 44
6 Confins 63 24 74
7 Salvador 55 30 45
8 Porto Alegre 38 27 38
9 Recife 34 30 32
10 Curitiba 52 31 45
11 Fortaleza 29 33 14
12 Natal 11 12 8
13 Manaus 14 15 16
14 Cuiabá 8 8 35
Legenda
GOL
TAM
Outros

Source: Hotran

Decrease in Supply: Adjustment to the Industry's New Growth Reality

DECEMBER/2011

Concentration of flights per region

OCTOBER/2012

Decline in the number of flights per region



7%
18%
14%
47%
18%
~1,100 daily flights
Focus on network profitability
-25%
-18%
-14%
-5%
-7%
~900 daily flights

Domestic Capacity Adjustment Resulted in an Increase in the Load Factor


6.1%
-1.1%
-5.0 p.p
1T12
2.6 p.p
1.6%
-2.2%
2T12
2.2 p.p
-8.4%
-5.7%
3T12
3.7 p.p
-9.1%
-4.0%
Oct/12
Supply Growth (YoY)
Demand Growth (YoY)
Load Factor Growth (YoY)

This Strategy Also Resulted in the Growth of Passenger Revenue per Available Seat Kilometer (PRASK)



Beginning of flight rationalization in the domestic market
-1.0%
-4.00%
0%
-1.9%
2.0%
-6%
2.0%
5.5%
7.0%
3.0%
4.0%
1.0%
4.0%
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
PRASK Growth (YoY)

For 1H13, GOL announced a reduction of between 5% and 8% in the domestic market versus 1H12.

Operational Efficiency to Mitigate Increase in Non-Manageable Costs


138
137
136
126
122
Employee/Aircraft
3Q11
4Q11
1Q12
2Q12
3Q12


19.2%
19.7%
18.9%
18.3%
17.1%
Salaries, wages and benefits/ Total cost
3Q11
4Q11
1Q12
2Q12
3Q12

Focus on Costs: Improving GOL's Main Competitive Edge

CASK in US$, excluding fuel expenses and adjusted for GOL's average stage length

	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12
GOL Linhas aéreas inteligentes	5.1	4.9	5.0	5.3	5.5	5.5	4.7	5.1	**4.7**
LATAM	-	-	-	-	-	-	-	9.2	8.5
TAM	6.6	6.8	6.9	7.1	7.3	7.1	7.0	7.8	n.a
LAN	9.1	9.4	9.5	9.8	9.9	9.8	9.7	9.2	n.a
SOUTHWEST AIRLINES	5.0	5.1	5.1	5.1	5.1	5.3	5.6	5.4	5.8
Alaska Airlines	7.7	7.9	7.7	7.9	7.8	8.5	8.9	7.6	7.3
Copa Airlines	6.2	6.6	6.0	5.8	5.8	5.6	5.9	6.0	5.8
jetBlue AIRWAYS	5.7	6.0	6.1	5.8	5.6	5.9	6.3	6.1	5.9

Source: Companies' reports and Company

*Considers TAM's results for the quarter, and LAN TAM's results include only 8 days of TAM's results (the merger was concluded on 06/23/2012)

Focus on Expanding Additional Services






Santo Domingo



Smiles

Cargo Operation with over 3,500 cities served and a new terminal in GRU;

Buy-on-Board (BOB) on more than 50% of the Company's flights

Comfort Seat on the SP – RIO shuttle;

Smiles Program: development of new initiatives to strengthen the program

Santo Domingo and USA operations



New Regular Flights to Santo Domingo and USA (Miami and Orlando)


DELTA
MCO
MIA
SDQ
GOL
GRU
GIG

- A result of the positive experience of non-regular flights for Smiles customers;
- Strategy remains the same (using 737 NG equipment);
- Revenue base diversification;
- Potential establishment of a joint operation with Delta;
- Flexibility to operate new international destinations in the future;
- 70% of high-season tickets sold so far;

Operational Efficiency Focused on the Customer



Punctuality
92.1%
+3.4 pp.
88.7%
3Q11
3Q12



Remote check-in
+20.0 pp.
55%
35%
3Q11
3Q12

Results and Financial Position


Já imaginou
fazer o check-in
de onde você estiver?
A GOL imaginou.
GOL
Linhas aéreas inteligentes
Gol
GOL Linhas Aéreas Inteligentes

3Q12 Results

Financial Highlights	3Q12	3Q11 (*)	VAR 12 x 11
Net Operating Revenues (R$MM)	1,987	1,844	7.8%
EBIT(R$MM)	(201)	(75)	-167.3%
EBIT Margin (%)	***-10.1%***	***-4.1%***	***-6.0 pp***
EBITDAR (R$MM)	96	124	-22.6%
EBITDAR Margin (%)	***4.8%***	***6.7%***	***-1.9 pp***
Net Income	(309)	(517)	40.1%
Net Margin (%)	***-15.6%***	***-28.0%***	***+12.4 pp***
Adjusted Gross Debt / EBITDAR (LTM)	17.7 x	8.6 x	+9.1 x
Adjusted Net Debt / EBITDAR (LTM)	14.3 x	6.3 x	+7.9 x
Cash / Net Revenue (LTM)	22.9%	30.5%	-7.6 x

(*) Does not include Webjet's Results

Results


14.80
15.65
15.48
14.64
15.30
1,844
2,234
2,166
1,831
1,987
3Q11
4Q11
1Q12
2Q12
3Q12
Net Revenues (R$MM)
RASK (R$ cents)


15.40
15.89
15.43
17.48
16.85
5.98
6.41
6.80
7.36
7.21
9.42
9.47
8.63
10.12
9.63
3Q11
4Q11
1Q12
2Q12
3Q12
CASK (R$ cents)
CASK Ex-Fuel (R$ cents)


-75.1
3Q11
-4.1%
-33.9
4Q11
-1.5%
0.3%
7.3
1Q12
2Q12
-19.4%
-354.6
3Q12
-10.1%
-200.7
EBIT (R$MM)
EBIT Margin


6.7%
11.0%
12.4%
-3.4%
4.8%
124.2
246.1
267.9
-62.4
96.2
3Q11
4Q11
1Q12
2Q12
3Q12
EBITDAR (R$MM)
EBITDAR Margin

Strong Cash Position



30.5%
31.1%
27.6%
24.4%
22.9%
2.2
2.3
2.2
2.0
1.9
3Q11
4Q11
1Q12
2Q12
3Q12
Total Cash (R$Bn)
Total Cash/Net Revenue (LTM)

Adequate Debt Amortization Profile

Amortização da Dívida Financeira R$ milhões



26
25
100
226
37
95
680
263
457
260
1,015
2012
2013
2014
2015
2016
2017
2018
2019
Após 2019
Debt R$
Debt US$

Fuel hedge increase in 3Q12

Balance on March 31, 2012

	2T12	3T12	4T12	1T13	Total
Percentage of fuel exposure hedged	40%	28%	10%	10%	22%
Notional amount in barrels (thousands)	1,623	1,162	428	433	3,646
Future rate agreed per barrel (US$) *	124,85	113,16	99,87	112,68	116,75
Total in reais **	369,207	239,591	77,883	88,901	775,583

Position on September 30, 2012

	4T12	1T13	2T13	3T13	Total 12M	4T13 - 1T15
Percentage of fuel exposure hedged	25%	4%	3%	4%	9%	5%
Notional amount in barrels (thousands)	1,065	202	139	180	1,586	1.524
Future rate agreed per barrel (US$) *	111.02	113.43	112.13	108.45	111.13	104.24
Total in reais **	240,091	46,527	31,649	39,639	357,906	322,597

As of 3Q12, GOL started to contract greater volumes directly from Petrobras at a pre-established price on short term.

Flexibility in fleet plan financing

32 aircraft delivered between 2013 and 2014	**25 financed through sale-leaseback operations** (operational leasing)
	1 financed with guarantee from Ex-Im Bank (financial leasing)
	6 under negotiation: (financial or operational leasing)

Access to financial resources ensures fleet renewal.

Smiles

GOL Linhas Aéreas Inteligentes

Latest Developments


CENTRO DE MANUTE

GOL Linhas Aéreas Inteligentes

End of Webjet's operations

Reasons for the decision

- Low growth of Brazil's economy;
- New fuel price and exchange rate levels; and
- Operation with an inefficient aircraft model (B737-300).

Benefits of the acquisition

- Expansion of the Company's route network;
- Flexibility in the management of domestic supply (B737-300 devolution);
- Incorporation of good practices (remote check-in, operation with a 3-member flight crew in GOL's B737-700 aircraft and others);
- Highly skilled executives;

End of Webjet's operations

Aircraft efficiency data	B737-300	B737-800SFP	Diff.(%)
Average hourly consumption (liters/hour)	3,304	3,223	-2.5%
Number of seats	144	184	27.8%
Consumption per seat per hour (liters/seat/hour)	22.9	17.5	-23.6%
Cost per seat per hour (1) (R$/seat/hour)	R$58.38	R$44.62	-23.6%

(1) price/liter of October/12 R$2.5497

The difference in the average age of B737-800 (7.5 years) versus B737-300 aircraft (21.0 years) contributes to the lower maintenance costs and higher productivity (hours flown per day) of the more modern model.

Source: GOL and Boeing

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Final Remarks


05

Final Remarks

- **Opportunities for New Revenue** (products/services);
- Constant focus on **Cost Reduction**;
- Development of **New Growth Options** (Smiles and international flights);
- **Maintenance of Liquidity** and adequate debt profile;
- **Continuity of the** capacity control **Strategy**.

POTENTIAL FOR RECOVERY OF OPERATING MARGINS AS OF 2013